Mail Stop 4561

March 12, 2009

Thomas A. James
Chief Executive Officer
880 Carillon Parkway
St. Petersburg, FL 33716

> **Re:** **Raymond James Financial, Inc.**
> **Form 10-K for Year Ended September 30, 2008**
> **File No. 001-09109**

Dear Mr. James:

We have reviewed your response letter dated February 17, 2009, and have the following additional comment.

Form 10-K

Note 6 – Variable Interest Entities, page 88

1. We have read and considered your response to comment nine. We note that the determination of whether RJTCF is the primary beneficiary was primarily based upon the respective members' ownership interest in the VIE. Given the various guarantees typically made by a general partner, including the funding of tax credits, and their rights to residuals upon property disposition, the general partner is subject to more of the expected losses in addition to being more closely associated with the activities of the property (since they generally control the day-to-day activities). Therefore, it would seem that the factors in paragraph 17 of FIN 46R appears to be more associated with the general partner who would be considered the primary beneficiary. Please advise.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472, or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief